UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
NPTA Spirits

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    April 28, 2014

Physical address of issuer
170 Park Row, Suite 12a, New York, NY 10038

Website of issuer
www.materialvodka.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$40,252.00	$13,907.84
Cash & Cash Equivalents	$35,559.00	$2,571.62
Accounts Receivable	$0.00	$0.00
Short-term Debt	$9,227.00	$2,000.00
Long-term Debt	$196,000.00	$264,000.00
Revenues/Sales	$24,779.00	$54,953.00
Cost of Goods Sold	$30,068.00	$55,528.00
Taxes Paid	$800.00	$1,750.00
Net Income	-$31,075.00	$9,736.00

April 30, 2019

FORM C-AR

NPTA Spirits

M A T E R I A L
V O D K A

       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by NPTA Spirits, a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.materialvodka.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the

Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 6

    The Business 6

RISK FACTORS 6
   Risks Related to the Company's Business and Industry 6
BUSINESS..13
   Description of the Business...13
   Business Plan 13
   History of the Business 13
   The Company's Products and/or Services 13
   Competition..14
   Customer Base 14
   Intellectual Property 14
   Governmental/Regulatory Approval and Compliance..15
   Litigation 15
   Other..16
DIRECTORS, OFFICERS AND EMPLOYEES 16
   Directors..16
   Officers..16
   Employees 18
CAPITALIZATION AND OWNERSHIP 18
   Capitalization 18
   Ownership 21
FINANCIAL INFORMATION 21
   Operations 22
   Liquidity and Capital Resources 22
   Capital Expenditures and Other Obligations...22
   Material Changes and Other Information 22
   Trends and Uncertainties..22
   Restrictions on Transfer 22
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 23
   Related Person Transactions 23
   Conflicts of Interest...24
OTHER INFORMATION 24
   Bad Actor Disclosure 24
EXHIBITS 28
   EXHIBIT A 29

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

NPTA Spirits (the "Company") is a California Corporation, formed on April 28, 2014. The Company is currently also conducting business under the name of Material Vodka.

The Company is located at 170 Park Row, Suite 12a, New York, NY 10038.

The Company's website is www.materialvodka.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company is the brand owner of its primary product, Material Vodka™. We source our vodka from Humboldt County DistillerY who manufactures Material Vodka at cost. We distribute the product through Park Street, a direct to retail distributor. All this ensures extremely low overhead. With our sophisticated and art focused branding, as well as the fact that we sell an organic product, we appeal to a young and urbane clientele, who are taste-makers that help us reach a larger market through their initial endorsement of our product. Material strives to be the first real "art world vodka."

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our product is highly competitive.
We face competition with respect to any vodka that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing their vodkas and thus may be better equipped than us to develop and commercialize a vodka brand. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their brands more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our brand will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide the raw materials for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in

circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Abe Stevens, Nikolas Gambaroff Moeller, Thymaya Payne, and Patricia Hertling who are VP and Chief Technology Officer April 2014 - Present, Chief Financial Officer 20014- present, Creative Director and Brand Manager April 2014- Present, and Chief operating officer and creative directorApril 2014 - Current of the Company. The Company has or intends to enter into employment agreements with Thymaya Payne, and Patricia Hertling although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Thymaya Payne, and Patricia Hertling or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Robert Abraham Stevens, Nikolas Gambaroff Moeller, Thymaya Payne, and Patricia Hertling in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Robert Abraham Stevens, Nikolas Gambaroff Moeller, Thymaya Payne, and Patricia Hertling die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The process of distilling vodka utilizes a large amount of water.

Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future.

We source certain packaging materials, such as bottles, boxes labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among vodkas;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding vodka;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on one third-party manufacturer with one location to manufacture all of our products.
The loss of this manufacturer or the inability of this manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party manufacturerto maintain the quality of our products.
The failure or inability of this manufacturer to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our manufacturer is required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our manufacturer is also required to comply with all federal, state and local laws with respect to food safety. Our manufacturer may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any newmanufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturign and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are organic.
We rely on independent certification of our organic vodka and must comply with the requirements of authorities in order to label our products as such. Our products could lose their organic certifications if our raw material suppliers lose their product certifications for those specified claims. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase alcohol and packaging materials. Costs of ingredients and packaging can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

The Company does not hold any alcoholic beverage related licenses.

NPTA Spirits is a brand owner that contracts with other licensed manufacturers and wholesalers and does not take physical possession of the alcoholic beverage product. Currently, Park Street Imports, LLC imports and warehouses the product and maintains necessary licensing in states where it is currently sold. If we are found to be out of compliance ¼1th applicable laws and regulations regarding licensing, we could be subject to civil remedies, including fines, injunctions, recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company is the brand owner of its primary product, Material Vodka™. We source our vodka from Humboldt County DistillerY who manufactures Material Vodka at cost. We distribute the product through Park Street, a direct to retail distributor. All this ensures extremely low overhead. With our sophisticated and art focused branding, as well as the fact that we sell an organic product, we appeal to a young and urbane clientele, who are taste-makers that help us reach a larger market through their initial endorsement of our product. Material strives to be the first real "art world vodka."

Business Plan

SEE ATTACHMENT

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Material Vodka	Organic Vodka	NY, CA, FL

The Company is currently speaking to Gerardo Gonzales and Angela Dimayuga -two up and coming chefs in New York City who have been profiled in Bon Appetit (1) and the New York Times (2) Together, they are developing an infusion. The Company intends to produce an extremely limited edition of these and craft a short story for press around this subject matter. 1 https:// www.lxmappetit.com/storyIS-ingredient-beach-recipes 2 https:// www.nytimes.com/2017/0 7/06/fashion/angela-dimayuga-mission-chinese.html

The Company sells its vodka through Park Street Imports, LLC, a direct to retail distributor licensed in New York, California and Florida. In addition, on May 3, 2018 the Company appointed Chris Cardollo as a non-exclusive sales representative to sell and promote Material Vodka in the United States, with a special focus on the States of California, New York, New Jersey, Pennsylvania and Florida. The Company currently sells its product at the following stores and bars: New York New York City : Acme; Baby's All Right; Bacaro; Bar Toto, Beverly's NYC; Bottino; Broadway Spirits; Bricolage; Bustan; Cafe Cluny; The Cock; Chop Shop; City Wine; Dimes; Doc Holiday's; Draught 55; Drunken Horse; Elvis Guesthouse; The Federal Bar; Gary's Liquor; Hana Wine & Liquor; Henrietta Hudson; Hey Hey Canteen; Hauser and Wirth; Honey' s; Hotel Americano; Houstons; Huckleberry Bar; Indochine; Irish Whiskey Bar; Lalo; Lucien; L&P Wine and Liquor; Marco Polo; The Milton; Mission Chinese Food; MOMA; Norwind's; Ocean Wine & Spirits; The Odeon; Rooftop 93; Sage; Sea Grape Wine & Liquor; Sherry Lehmann; The Standard High Line; The Standard East Village; Subway Inn; Syndicated; Tygershark; Urban Wine; Wise Men; and The Whitney. The Company also has accounts with The Gaskins in Germantown, NY; The Pine' s Liquor in Fire Island, NY; and Stone Ridge Wine & Spirits in Stone Ridge, NY. California Los Angeles: Akbar; Bar Marmont; Bill's Liquor; Gary's Liquor; K&L Wines; The Lash; Mandrake Bar; Neuehouse; Redline; Royal Liquor; Silverlake Wine; Silverlake Liquor; and Tenants of the Trees. The Company also has accounts with Double Tap and Gitane in San Francisco, CA and FL. Florida Miami: Edison Hotel; Houston's Restaurant; and Sunset Comer Liquor.

Competition

The Company's primary competitors are Industry Standard Vodka, Tito's.

The vodka market is highly competitive and Material Vodka is confronted by aggressive competition especially in the craft spirits sector. This market is characterized by frequent product introductions, especially by American made products. The company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, organic nature of the product, marketing and distribution capability, service and support and corporate reputation. Our advantageous position stems from the fact that we are one of the first vodkas that is strongly endorsed by the art world, that we have a branding that sets itself apart from other vodkas and caters to an urban and chic artistic crowd. Material's philanthro-capitalist mission of giving 10% of its profits to the arts helps us also to enter into these markets easily and has landed us in prestigious retail accounts in New York and Los Angeles and Miami.

Customer Base

The Company's primary customers are high-end restaurant and hotel accounts with creative and hipster clientele.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4,933,118	DISTILLED SPIRITS; LIQUOR; SPIRITS AND LIQUEURS; VODKA, IN CLASS 33 (U.S. CLS. 47 AND 49).	MATERIAL VODKA	June 15, 2014	April 5, 2015	USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Spirits	New York Liquor Authority	Brand Regsitration	November 23, 2015	June 1, 2016
Spirits	California Liquor Authority	Brand Registration	January 21, 2016	January 21, 2016
Spirits	Florida Liquor Authority	Brand Registration	November 23, 2015	June 1, 2016
Spirits	New Jersey Liquor Authority	Brand Registration	April 28, 2016	July 1, 2016

On May 1, 3 2015 , Humboldt Distillery received a Certification of Label Approval from the Department of the Treasury, Alcohol and Tobacco Tax and Trade Bureau relating to its label, which includes the brand name " Material Vodka", logo and certified organic product description , as displayed below. We are subject to extensive federal, state and local laws and regulations. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 170 Park Row, Suite 12a, New York, NY 10038

The Company has the following additional addresses: 209 W Palmer Ave, Apt. D Glendale, CA 91204

The Company conducts business in New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Patricia Hertling

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Chief Operating Officer, Creative Director, April 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Chief Operating Officer, Creative Director, April 2014 - Present

---

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Abe Stevens

All positions and offices held with the Company and date such position(s) was held with start and ending dates

VP and Chief Technology Officer, April 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VP and Chief Technology Officer, April 2014 - Present

Name

Patricia Hertling

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Chief Operating Officer, Creative Director, April 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President, Chief Operating Officer, Creative Director, April 2014 - Present

Name

Nikolas Gambaroff Moeller

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Financial Officer, 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Financial Officer, 2014 - Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in New York State.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	6,395,243 shares
Voting Rights	Each outstanding share shall be entitled to one vote on each matter submitted to a vote of shareholders.
Anti-Dilution Rights	None.

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Convertible Notes
Amount outstanding	$185,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The notes, upon conversion, may dilute the securities issued pursuant to Regulation CF.

Securities issued pursuant to Regulation CF:

Type of security	Series Seed Units of Preferred Stock
Amount outstanding	746,498 shares
Voting Rights	Each holder of Series Seed Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder could then be converted and, except as otherwise required by law or as set forth herein, shall have voting rights and powers equal to the voting rights and powers of the Common Stock. Each holder of Series Seed Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote with the holders of the Common stock with respect to any matter upon which holders of Common Stock have the right to vote, except as otherwise provided herein or those matters required by law to be submitted to a class vote.
Anti-Dilution Rights	None.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $185,000.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	746,498	$89,579.72	We spent $13,513.20 to produce a new batch, $300 on sales people, $370 on travel expenses, $200 in credit card fees, $1350 on accountant fees, $ 4220 for legal and professional fees, $5,600 on Marketing, $2,300 on our artpize. We are planning to acquire 10k new bottles with labeling, for the estimated costs of 10k, and we are currently talking to a sales rep team whom we are negotiating a monthly engagement for 2,500-3,000 for representation in LA and NYC. We are also redesigning our website for	January 22, 2018	

			approximately 5k.		
Series Seed Units of Preferred Stock				November 7, 2017	Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Patricia Hertling, Nikolas Gambaroff, Robert Abraham Stevens, Thymaya Payne.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Robert Abraham Stevens	23.4%
Patricia Hertling	23.4%
Thymaya Payne	23.4%
Nikolas Gambaroff Moeller	23.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$9,736.00	$9,736.00	$0.00

Operations

The Company does not expect to achieve profitability in the next twelve and intends to focus on building out the product line to imp rove revenues while simultaneusly increasing marketing spending. The Company incurred total operating expenses of $64,689.00 and $211,835.00 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $21,578.00 in gross profit, resulting in a net loss of $190,257.00. In 2017, the Company generated $54,953.00 in gross profit, resulting in a net loss of $9,736.00. In 2018, In 2018, the

Company generated $25,569 in gross profit, resulting in a net loss of $31,075. Distribution The Company expenses the cost of distribution expenses as incurred and aggregated $36,531.00 and $38,787.00 for the years ended December 31, 2017 and 2016, respectively. In 2018 the expenses where $69,526. Sales & Marketing The Company expenses the cost of promotional expenses as incurred and aggregated $3,751.00 and $69,924.00 for the years ended December 31. 2017 and 2016, respectively, and in 2018 the number was $7,322. We currently have $5,000 in cash on hand which will be used to execute our business strategy. The company currently has an average burn rate of less than $2,000.

The Company intends to improve profitability in the next 12 months by pursuing conentrated sales strategies targeted at cultural institutions in New York and LA.

Liquidity and Capital Resources

On November 7, 2017 the Company conducted an offering pursuant to Regulation CF and raised $89,579.72.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Patricia Hertling
Relationship to the Company	Officer and Director
Total amount of money involved	$69,155.09
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Loan to company
Related Person/Entity	Nikolas Gambaroff Moeller
Relationship to the Company	Officer and Director
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Loan to the company

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Patricia Hertling
(Signature)

Patricia Hertling
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Patricia Hertling
(Signature)

Patricia Hertling
(Name)

President, Chief Operating Officer, Creative Director
(Title)

(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Patricia Hertling, being the founder of NPTA Spirits, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Patricia Hertling
(Signature)

Patricia Hertling
(Name)

President, Chief Operating Officer, Creative Director
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

MATERIAL VODKA

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
loan	3,600.00
NPTA SPIRITS (XXXXXXX 5750)	0.00
Wells Fargo	31,959.14
Total Bank Accounts	**$35,559.14**
Other Current Assets	
Uncategorized Asset	-30,851.94
WORK IN PROGRESS	35,544.86
Total Other Current Assets	**$4,692.92**
Total Current Assets	**$40,252.06**
TOTAL ASSETS	**$40,252.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX	0.00
Capital One	3,865.46
Chase	5,362.51
Total Credit Cards	**$9,227.97**
Other Current Liabilities	
Shareholder Loan Payable	184,947.72
Total Other Current Liabilities	**$184,947.72**
Total Current Liabilities	**$194,175.69**
Long-Term Liabilities	
loans	2,000.00
Total Long-Term Liabilities	**$2,000.00**
Total Liabilities	**$196,175.69**
Equity	
Common Stock	83,309.15
Opening Balance Equity	200.00
Retained Earnings	-183,579.13
Net Income	-55,853.65
Total Equity	**$ -155,923.63**
TOTAL LIABILITIES AND EQUITY	**$40,252.06**

MATERIAL VODKA

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Refunds-Allowances	289.72
Sales	500.00
Sales of Product Income	0.02
Uncategorized Income	0.09
Total Income	**$789.83**
Cost of Goods Sold	
Cost Of Goods Sold	30,067.60
Total Cost of Goods Sold	**$30,067.60**
GROSS PROFIT	**$ -29,277.77**
Expenses	
Accountant	474.84
art fund expenses	2,587.13
Bank Charges	805.19
CREDIT CARD FEES	360.00
Independant Contractor	9,773.29
Legal & Professional Fees	3,545.00
Office Expenses	352.20
Promotional	7,322.17
Stationery & Printing	143.35
Taxes & Licenses	25.00
Travel	801.80
Uncategorized Expense	161.91
Webdesign	120.00
Total Expenses	**$26,471.88**
NET OPERATING INCOME	**$ -55,749.65**
Other Expenses	
Reconciliation Discrepancies	104.00
Total Other Expenses	**$104.00**
NET OTHER INCOME	**$ -104.00**
NET INCOME	**$ -55,853.65**

MATERIAL VODKA

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-55,853.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	823.00
Chase	345.86
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,168.86**
Net cash provided by operating activities	**$ -54,684.79**
FINANCING ACTIVITIES	
Common Stock	82,309.15
Net cash provided by financing activities	**$82,309.15**
NET CASH INCREASE FOR PERIOD	**$27,624.36**
Cash at beginning of period	7,934.78
CASH AT END OF PERIOD	**$35,559.14**